May 25, 2022

Mr. Peter McPhun

Ms. Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Great Ajax Corp.

Form 10-K for the fiscal year ended December 31, 2021

Filed March 4, 2022

File No. 001-36844

Dear Mr. McPhun;

In response to your review of the above-referenced Annual Report on Form 10-K, the Company provides the following responses noting in bold below the comment for ease of reference:

We note your accounting policy for your Investments in Beneficial interests. Please address the following:

•	Please clarify for us and in your filing how you account for these investments upon initial recognition. In this regard, we note your disclosure on page F-31 which states that that you have either sponsored or contributed assets to the securitization trusts. Within your response and your revised disclosure, please address the accounting for situations when you have sponsored the securitization trust and situations when you have contributed assets to the securitization trust, if accounting for such transactions is different. Please refer to ASC 325-40-30.

Company Response - Initial Measurement

o	The Company respectfully advises Staff that its subsidiaries are generally the sponsors of all Ajax Mortgage Loan Trust transactions. The Company invested in one beneficial interest for which it was not the sponsor. Whether the Company is or is not the sponsor, however, does not change the day one recording of the beneficial interest.
o	There are three transaction structures wherein the Company will invest in a beneficial interest; however, all transactions include the purchase of mortgage loans. All transactions, also involve the purchase of beneficial interests from the securitization trust. The Company will update its disclosure to remove the reference to “contributed.”
i.	De Novo Trust – Loans acquired from third parties. A new trust is formed, sponsored by an affiliate of the Company, and the proceeds from the issuance of bonds and the beneficial interest by the trust are used to buy loans from unaffiliated third parties.
ii.	De Novo Trust – Loans acquired from Great Ajax and third parties A new trust, sponsored by an affiliate of the Company, is formed and the proceeds from the issuance of the bonds and the beneficial interests are used to buy loans from the Company and unaffiliated third parties.
iii.	De Novo Trust Refinancing Existing Trust - A new trust is formed and the proceeds from the issuance of the bonds and the beneficial interest by the trust are used to buy loans from an existing trust. The loan proceeds are used to pay off any outstanding bonds and beneficial interest of the existing trust.

o	The Company records its investment in beneficial interests at fair value on the transaction date. Fair value is generally the cash purchase paid. The cash purchase price for each class is negotiated at settlement.
o	The Company has concluded that all of the loans securing its investments in beneficial interests are PCD loans as defined in ASC 325-40-30. Specifically, the Company invests in re-performing or non-performing loans where the borrower has previously defaulted on the mortgage contract and which are not considered current under the Mortgage Banker Association delinquency method. Accordingly, on day one, the Company records the Investment at fair value using a gross up methodology as shown below:

Unpaid Principal Balance	XXX
Accretable Yield	XXX
Allowance for Credit Losses	XXX

Where unpaid principal balance equals the stated principal balance of the beneficial interest, which when netted on the balance sheet against the values recorded for the accretable yield and the allowance for credit losses presents the investment at the amortized cost basis. The accretable yield is the excess of all cash flows expected to be collected attributable to the beneficial interest estimated at the acquisition-transaction date over the initial investment; and the allowance for credit losses is the net present value of the excess of the contractual cash flows over the expected cash flows.

o	The Company will revise its disclosure in Note 5 to state “The Company marks its debt securities to fair value using prices provided by financing counterparties, and believes any unrealized losses to be temporary. The Company carries its investments in beneficial interests at amortized cost, net of an allowance for credit losses.”

•	We note your tables on pages F-31 that includes beneficial interests in securitization Trusts within your total investments at fair value. Please clarify for us and in your filing if the investments in beneficial interests are subsequently measured at fair value or at some other value. Please refer to ASC 325-40-35.

Company Response – Subsequent Measurement

o	The Company respectfully advises Staff that it carries its investments in beneficial interests at amortized cost, net of an allowance for credit losses. On each reporting date, the Company re-evaluates the expected versus contractual cash flows for each beneficial interest. If there is a favorable change in expected cash flows versus contractual, the Company will recover the related allowance for credit losses to the extent of the allowance through earnings. Any excess is reflected as a prospective increase in yield. If there is an adverse change in expected cash flows, the Company records an increase in the allowance for credit losses by either (1) reclassifying accretable yield to the allowance for credit losses to the extent of any accretable yield and/or (2) recording a current period provision for loss expense.
o	While the Company believes that the carrying value of its beneficial interests approximates fair value, it has not made the fair value election for its Investments in beneficial interests. Accordingly in Note 5, Investments in Securities, the Company will prospectively clarify its disclosure by removing “at fair value” from the Total Investments total line in the table, and only the Debt securities line will include “at Fair Value.”

Debt Securities at Fair Value	XXX	XXX	XXX	XXX
Investments in Beneficial interests at Amortized Cost, net of Allowance for Credit Losses	XXX	XXX	XXX	XXX
Total Investments	XXX	XXX	XXX	XXX

•	To the extent you record these investments at fair value, please tell us how you determined it was unnecessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these investments. Please refer to ASC 820-10-50-2(bbb).

Company Response – Fair Value

o	The Company respectfully advises Staff that as discussed above, the Company does not carry its investments in beneficial interests at fair value.

We would be pleased to discuss with you our responses to the Staff’s comments and we would appreciate the opportunity to do so or to confirm whether the Staff has further comments prior to the submission of the Company’s next quarterly filing. The Company proposes to reflect these changes in its next quarterly filing assuming that the Staff has no further comments.

Sincerely,

/s/ Mary Doyle
Mary Doyle

cc:	Lauren DeMasi

Brian Hirshberg

Lawrence Mendelsohn

Anna Pinedo